UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              TELEWEST GLOBAL, INC.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    87956T107
                                    ---------
                                 (CUSIP Number)

                                  July 19, 2004
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.  87956T107                                          Page 2 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          17,696,336
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         17,696,336
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    17,696,336

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.2%

12       Type of Reporting Person (See Instructions)

                                    BD, IA, PN

                                  SCHEDULE 13G

CUSIP No.  87956T107                                          Page 3 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         17,696,336
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   17,696,336

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    17,696,336

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.2%

12       Type of Reporting Person (See Instructions)

                                    HC

                                  SCHEDULE 13G

CUSIP No.  87956T107                                          Page 4 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         17,696,336
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   17,696,336

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    17,696,336

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.2%

12       Type of Reporting Person (See Instructions)

                                    HC

                                                              Page 5 of 10 Pages

Item 1(a)         Name of Issuer:

                  Telewest Global, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  160 Great Portland Street, London W1W 4QA, United Kingdom

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

                  ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

                  iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

                  This statement relates to Shares (as defined herein) held for the account of 16 private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)         Citizenship:

                  1) Angelo, Gordon is a Delaware limited partnership;

                  2) Mr. Angelo is a citizen of the United States; and

                  3) Mr. Gordon is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  87956T107

                                                              Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  i)       Angelo,  Gordon is a broker-dealer  registered  under
                           Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                  ii)      Mr. Angelo is a control person of Angelo, Gordon.

                  iii)     Mr. Gordon is a control person of Angelo, Gordon.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of July 27, 2004, each of the Reporting Persons may be deemed the beneficial owner of 17,696,336 Shares held for the accounts of 16 private investment funds for which Angelo, Gordon acts a general manager and/or investment adviser.

Item 4(b)         Percent of Class:

                  Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 7.2% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed Amendment no. 1 to Form S-1 (Registration No. 333-115508), the number of Shares outstanding was 245,000,001 as of July 16, 2004).

Item 4(c)         Number of shares as to which such person has:

  Angelo, Gordon
  --------------
  (i)       Sole power to vote or direct the vote:                    17,696,336
  (ii)      Shared power to vote or to direct the vote                         0
  (iii)     Sole power to dispose or to direct the disposition of     17,696,336
  (iv)      Shared power to dispose or to direct the disposition of            0

  Mr. Angelo
  ----------
  (i)       Sole power to vote or direct the vote:                             0
  (ii)      Shared power to vote or to direct the vote                17,696,336
  (iii)     Sole power to dispose or to direct the disposition of              0
  (iv)      Shared power to dispose or to direct the disposition of   17,696,336

  Mr. Gordon
  ----------
  (i)       Sole power to vote or direct the vote:                             0
  (ii)      Shared power to vote or to direct the vote                17,696,336
  (iii)     Sole power to dispose or to direct the disposition of              0
  (iv)      Shared power to dispose or to direct the disposition of   17,696,336

                                                              Page 7 of 10 Pages

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More than  Five  Percent  on  Behalf of Another
                  Person:

                  The limited partners of (or investors in) the private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the funds in accordance with their respective limited partnership interests (or investment percentages) in the private investment funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

                  Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 8 of 10 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    July 27, 2004              ANGELO, GORDON & CO., L.P.

                                    By:    AG Partners, L.P.
                                           Its General Partner

                                    By:    /s/ Michael L. Gordon
                                    --------------------------------------------
                                    Name:  Michael L. Gordon
                                    Title: General Partner


Date:    July 27, 2004              JOHN M. ANGELO

                                    /s/ John M. Angelo
                                    --------------------------------------------


Date:    July 27, 2004              MICHAEL L. GORDON

                                    /s/ Michael L. Gordon
                                    --------------------------------------------

                                                              Page 9 of 10 Pages

                                  EXHIBIT INDEX

Ex.                                                                    Page No.
---                                                                    --------
A.       Joint Filing Agreement, dated as of July 27, 2004, by
         and among Angelo,  Gordon & Co., L.P., John M. Angelo
         and Michael L. Gordon................................             10

                                                             Page 10 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, $0.01 par value per share, of Telewest Global, Inc., dated as of July 27, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    July 27, 2004              ANGELO, GORDON & CO., L.P.

                                    By:    AG Partners, L.P.
                                           Its General Partner

                                    By:    /s/ Michael L. Gordon
                                    --------------------------------------------
                                    Name:  Michael L. Gordon
                                    Title: General Partner


Date:    July 27, 2004              JOHN M. ANGELO

                                    /s/ John M. Angelo
                                    --------------------------------------------


Date:    July 27, 2004              MICHAEL L. GORDON

                                    /s/ Michael L. Gordon
                                    --------------------------------------------